Contact

www.linkedin.com/in/sarayu-
b-7b1aa0269 (LinkedIn)

Top Skills

Systems Thinking

3D Rendering

Hand Drafting

Languages

Tamil (Limited Working)

Telugu (Native or Bilingual)

English (Native or Bilingual)

Certifications

Procore Certified: Project Manager
(Project Management)

Procore Certified: Architect

Honors-Awards

President's Volunteer Service Award
- Bronze

Scholarship Winner

Best Delegate Award

TiE Regional Competition - 2nd
Place Winner

1st Degree Black Belt

Sarayu B.

Rising 3rd Year Architecture and Urban Planning Honors Student at
Virginia Tech | Odyssey Fellow
Apex, North Carolina, United States

Summary

With goals of pursuing a career as an architect, I am continuing my
education at Virginia Tech to pursue my B.Arch Degree with a minor
in Smart & Sustainable Cities (Urban Planning). As a student, I'm
part of the Honors College, where I work closely with students and
faculty as an Odyssey Fellow to research bamboo for affordable
housing solutions and develop pilot programs to be implemented in
the surrounding New River Valley area. I've expanded my outreach
to various clubs such as the American Institute of Architecture
Students (AIAS) as President, Habitat for Humanity (HFH) as
President, and the ASC Design Build Team as the Project and
Curriculum Coordinator.

In addition, I have completed research on mass timber design by
looking at various case studies and examining the humanistic ethos
present in the buildings at a human scale, building scale, and urban
scale. Through these experiences, I look forward to developing my
niche as a researcher, and growing my skillset as an architect to
benefit me both academically and professionally.

Experience

Monteith Construction Corp.
VDC and Operations Intern
June 2025 - Present (2 months)
Raleigh, North Carolina, United States

Regeneration Field Institute
On-Campus Intern
December 2024 - May 2025 (6 months)

My role as a Campus Representative Intern includes networking with university
departments, professors, researchers, students, and staff to gain traction for
research and the opportunity to build with bamboo in the Global South. This
includes giving class presentations, meeting with professors to learn about

their work and how they can contribute to our research, as well as getting students and peers excited about the opportunity to gain hands-on building experience with bamboo in Tena, Ecuador.

Andia's Ice Cream
Ice Cream Scooper
October 2021 - August 2024 (2 years 11 months)
Cary, North Carolina, United States

Interacted with many people in the community and ensured they had the best possible guest experience.

Sustaino.Life
Student Intern
January 2023 - November 2023 (11 months)
Chapel Hill, North Carolina, United States

Worked with architects and created specs for some of the structures built in the neighborhoods. Went on regular site visits, and sat in on meetings with environmental and civil engineers.

Balfour Beatty US
Summer Intern
June 2022 - August 2022 (3 months)
Raleigh, North Carolina, United States

Gained experience through various job site visits, OpenSpace, and uploading RFI's and Submittals. I also sat in on a few bid presentation reviews and learned about budgeting. This experience showed me the importance of a strong relationship between architects, construction managers, and everyone involved in the design-build process.

———

Education

Virginia Tech
Bachelor of Architecture - BArch, Architecture · (August 2023 - May 2028)

Green Level High School
· (2019 - 2023)

Wake Technical Community College
· (January 2022 - August 2022)